收购合作协议
(ACQUISITION PURCHASE AGREEMENT)

甲方：美国中华基金控股有限公司 (China.Holdings,.Inc.)

Party A: China Holdings, Inc. (USA)

乙方：铜仁开宇矿业有限公司

Party B: Tong Ren KaiYu Minerals Co. Ltd.

经甲方对乙方矿山的考察，以及对乙方提供的相关法律文书的审查，双方经过多次友好协商，甲乙双方所有股东全部同意从法律上就合作事宜达成如下协议。

After Party A to Party B's 3 minerals properties/mines'survey&investigations, ALSO REVIEWED PARTY B'S LEGAL DOCUMENTS, BOTH PARTIES AND SHAREHOLDERS HAVE AGREED TO REACH AN AGREEMENT (ACQUISITION PURCHASE AGREEMENT)

一、合作前提 COORPORATION BASIS

甲方必须在协议签定的 20 日，书面形式向乙方提供以下法

律文书并保证其提供的资料真实可靠（乙方的资料已向甲方提供,乙方公司需提供2006—2007年的财务报表）

PARTY A , AFTER SIGNED/EXECUTED THIS ACQUISITION PURCHASE AGREEMENT IN 20 DAYS TO PROVIDE PARTY B WITH SOME LEGAL DOCUMENTS AND ALSO ENSURE ALL THE LEGAL DOCUMENTS ARE LEGALLY FULLY ACCURATELY。（PARTY B has provide with some legal documents and will also provide to Party A with FINANCIAL STATEMENTS ：2006 －2007）.

Party A's legal documents list to Party B：delivery to Party B in 20 days/businessdays from Oct.27 2007：

1、公司营业执照 ：Corporate Certific

　　　　　　　ａｔｅ／Ｌｉｃｅｎｓｅ

2、 公司机构代码证：Corporate　Registration Certificate

3、 税务登记:Ｃｏｒｐｏｒａｔｅ　Ｔａｘ　Ｒｅｇｉｓｔｒａ
　　　ｔｉｏｎ

4、 公司近一年以来的财务报表及经营情况说明：Corporate
　　　Financial Statement　2006- 2007

5、 对乙方收购方案的股东会议决议: BOARD　RESOLUTION
　　　FOR　　　THIS　　　ACQUISITION　　　PURCHASE
　　　AGREEMENT/DEAL

6、 在美国纳斯达克上市的相关批文: NASD/SEC　APPROVAL
　　　DOCUMENTS ： ABOUT　CHHL.OB　BECAME　PUBLIC
　　　TRADING ON APRIL18 2005;

7、 美国政府对在创业板上市的公司上升到主板市场交易的法律
　　　文件: US/SEC/NASD LEGAL DOCUMENTS ABOUT OTCBB
　　　US PUBLIC TRADING COMPANIES;

8、 双方交易的现金和股票转换的操作流程： THIS
　　　ACQUISITION　　　TRANSACTION　　　COMPLETION
　　　PROCESSING: HOW: PARTY　　A'S　　SHARES/CASH
　　　PAYMENTS TO PARTY B AND HOW: TRANSFER
　　　SHARES OF THE PARTY B TO PARTY A

9、 甲方发行的是股票而非基金分额的证明文件 LEGALLY
　　　APPROVAL THAT PARTY A'S STOCKS TO PARTY B FOR

THIS ACQUISITION PURCHASE AGREEMENT ARE "COMMON STOCKS": NOT AS PART OF FUNDS (CHINA CONCEPTS)

二、 合作的基本框架　COORPORATION TERMS

甲方以总价 3 亿元人民币的价格，整体收购乙方所属公司股份及相应矿山的资产。其中 1 亿元人民币甲方用现金支付给乙方，另外 0.5 亿元人民币用甲方上市公司股票按现在的市场价 0.05 美分/股，折算成相应股票增发给乙方；别外的 1.5 亿元人民币按当天中国人民银行公布的汇率换成美元，用甲方上市公司股票按交易日的前后各 5 天平均价增发给乙方。

PARTY A WILL PAY FOR A TOTAL OF 300 MILLIONS RMB AS THE TOTAL ACQUISITION PURCHASING PRICE TO PURCHASE 100% OF PARTY B'S COMPANY'S SHARES AND ALSO INCLUDE ALL ITS' OWNED ASSETS: ALL THE MINES/MINERALS PROPERTIES. PAYMENTS FROM PARTY A TO PARTY B AS FOLLOWING: 1. 100 MILLIONS RMB WILL BE PAID IN CASH TO PARTY B./SHAREHOLDERS; 2. 50 MILLIONS RMB WILL BE PAID AS CHHL.OB'S COMMON STOCKS AS VALUED AT 0.05 PER COMMON; 3. FINAL 150 MILLIONS RMB WILL BE PAID AS CHHL.OB'S COMMON STOCKS AT CLOSING DAYS AVERAGE: 5 DAYS' BEFORE & 5 DAYS AFTER THE " TRANSACTION CLOSING "。

此次甲方收购乙方公司的资产必须包括以下资产：

PARTY A'S ACQUISITION：TO PURCHASE THE PARTY B'S ASSETS ARE INCLUDE WITH

1、 铜仁开宇矿业公司所属二个探矿权：TONG REN KAI YU MINENRALS CO。 LTD。'S 2 MINING EXPLORATION LICENSES

2、 铜仁坝黄呢哨铅锌磷矿厂所属二个采矿权：**TONG REN Shi BaHuangZhen NeShao Pb-Zn-P Minerals Plant 'S 2 MINING LICENSES FOR MINERALS PRODUCTIONS**）

3、 贵州福瑞德矿业有限公司探矿权：**Gui Zhou FuRuiDe MINERALS CO., LTD. 'S MINING EXPLORATION LICENSE**

以上矿业相关资料乙方已提供给甲方，矿山相关的储量和价值可参考"关于铜仁和江口矿山储量和价值评估报告"（附后）具体储量和价值以甲方核实为准。

PARTY B HAS PROVIDED TO PARTY A WITH THE ABOVE 3 MINERALS PROPERTIES/MINERALS DEPOSITS /VALUES ： AS ATTACHED DOCUMENT AS "TONG REN AND JIANG KO MINES 'S MINERALS DEPOSITS/VALUES REPORT （ AS ATTACHED). FINAL MINERALS DEPOSITS AND VALUES WILL BE DETERMINED AFTER PARTY A'S FURTHER "MINERALS/MINING FEASIBILITIES STUDY REPORT）。

乙方从法律上赋予甲方对此项收购交易在法律上享受优先和独立的购买权。PARTY B LEGALLY PROVIDE TO PARTY

A WITH LEGAL EXCLUSIVE/FIRST REFUSAL RIGHTS FOR THIS ACQUISITION。

三、合作执行步骤 EXECUTION PROCESSING

1、 甲方协议签定的 20 日向乙方提出第一条中所述的相关资料。PARTY A WILL PROVIDE TO PARTY B WITH ALL THE DOCUMENTS ASREQUESTED IN 20 BUSINESS DAYS AFTER SIGNED/EXECUTED THIS ACQUISITION PURCHASING AGREEMENT。

2、本协议签定的 30 日，乙方向甲方提供乙方所属公司股份及相应矿山的 2006—2007 年财务报表。乙方保证没有任何债务和抵押/法律纠纷，以及银行贷款。

IN 30 DAYS，PARTY B WILL PROVIDE TO PARTY A WITH FINANCIAL STATEMENT：2006 – 2007； PARTY B ENSURE LEGALLY：THERE IS NO DEBTS/LIAIBILITIES/NO LITIGATIONS/NO BANK LOANS AT ALL。

3、甲方在本协议签定的 30 日，给乙方办理好甲方上市股票 700 万股的交易过户手续，以作为协议定金。甲、乙双方股权转换和现金支付的细则，签定收购交易合同，如果以后甲方不执行收购义务，乙方不退还甲方的定金；如果乙方不让甲方收购，则乙方要退还定金。甲方支付乙方订金后，在同等条件下，甲方有优先受让权。
PARTY A IN 30 DAYS WILL LEGALLY COMPLETE FOR ISSUING PARTY B WITH A TOTAL OF 7 MILLIONS COMMON STOCKS AS THE SECURITIES DEPOSITIS. BOTH PARTIES AGREE TO SIGN/EXECUTE FURTHER "ACQUISITION TRANSACTION AGREEMENT "ON THE DELIVERY DAY。 IF PARTY A GIVEUP FOR

THE ACQUISITION, THEN, PARTY B ALLOW TO KEEP FOR THE 7 MILLIONS COMMON STOCKS OF PARTY A; IF PARTY B DO NOT COMPLETE ITS OBLIGATIONS FOR THIS ACQUISITION, THEN, PARTY A LEGALLY CAN LOCK THE 7 MILLIONS COMMON STOCKS DEPOSITS FOR NOT-FREE TRADING UNTIL CERTAIN TERMS FULFILLED.

4、甲方在协议签定的 45 日，派遣其相关法律、审计、地质等专家进场，核实乙方法律，资源，债权债务等情况。IN 45 DAYS: PARTY A WILL START TO DO THE DUE DILLIGENCE: INCLUDE：LEGAL, AUDITED FINANCIAL STATEMENTS, AND MINING FEASIBILITIES STUDIES TO ENSURE PARTY B/ASSETS/MINES/MINERALS PROPERTIES' LEGAL , RESOURCES, AND FINANCIAL/DEBTS/LIABILITIES, ETC.

5、甲方要在协议签定的 **60-90** 天，完成对乙方的法律、财务审计工作。该工作完成后的 30 天内，甲方向乙方交付 3300 万元人民币的现金和价值 6700 万元人民币的股票。同时，乙方转换 33.3%的股权给甲方。

PARTY A IN 60-90 DAYS TO COMPLETE THE DUE DILLIGENCE ON PARTY B: LEGALLY AND AUDITED FINANCIAL STATEMENTS. UPON THE LEGAL/FINANCIAL DUE DILLIGENCE COMPLETION, PARTY A AGREES TO PAY FOR PARTY B WITH 33,000,000 RMB in cash and also CHHL.OB stocks valued as 67,000,000 RMB. At the mean time, Party B will legally transfer for 33.3% of the shares of party B & it's 3 minerals properties/mines/mining licenses: along with CHINESE GOVERNMENT'S APPROVAL;

6、甲方要在协议签定的 90-180 天左右完成对乙方资源的核实工作。该工作完成后 20 天内，甲方支付乙方剩余的 6700 万元人民币的现金和价值 13300 万元人民币的股票；同时乙方将剩余的 66.7%的股权转换给甲方.

Party A in 90 – 180 days approximately to complete the MINING FEASIBILITIES STUDIES ON PARTY B'S 3 MINERALS PROPERTIES/3 MINES. Upon the completion, Party A agrees to pay for party B with 67,000,000 RMB in cash plus CHHL.OB common stocks as the values as 133,000,000 RMB; at the mean time, Party B will legally transfer for 33.3% of the shares of party B & it's 3 minerals properties/mines/mining licenses: along with CHINESE GOVERNMENT'S APPROVAL;

7、办理所属资料的移交工作

7. INFORMATION/DOCUMENTS TRANSFER WORKS

四、后期投资。甲乙双方交易完成后，项目的后期投入所需资金由甲方负责。

Later Stage investments. UPON THE FINAL TRANSACTION COMPLETION FOR THIS ACQUISITION, PARTY A WILL RESPONSIBLE FOR FURTHER PROJECTS/MINES DEVELOPMENT INVESTMENTS/CAPITALS.

五、**后期管理。**如果甲方需要，乙方后期可派人协助甲方管理。 LATER STAGE MANAGEMENT: IF PARTY A NEED/REQUEST, PARTY B WILL ASSIST TO MANAGE THESE MINERALS PROPERTIES/COMPANIES, ETC.

六、**协议时效。**如果甲方未按期履行第四款合作中的任何一条方案均视为甲方违约，该协议自动终止。EFFECTIVE: IF IN NO.4: PARTY A DID.DO NOT FOLLOW UP THE TERMS, THEN, IT WILL BECOME IN-EFFECTIVE;

七、**操作规程。**双方合作的操作规程必须符合中国的法律、法规。ALL THE PROCESSING/TRANSACTIONS HAVE TO BE LEGALLY FOLLOW UP CHINA LAWS AND REGULATIONS.

八、**手续报批。**由于甲方属于外资企业，在合作过程中甲方要自行报批中国政府批准。如因政策障碍造成违约，由甲方自行处理。 PROCEDURES/APPROVAL. SINCE PARTY A IS FOREIGN ENTITY, PARTY A WILL BE REPORTING TO CHINESE GOVERNMENT FOR LEGAL APPROVAL FOR THE ACQUISITION TRANSACTIONS. IF DUE TO MGOVERNMENT POLICIES , THEN PARTY A WILL TAKE ITS' OWN RESPONSIBILITIES.

九、**税收。**在双方合作过程中，双方都要在中国的法律范围内合理避税，如产生税收。甲乙双方各自承担自己应交纳的税费。TAX: BOTH PARTIES WILL TAKE CARE ITS OWN TAX

RESPONSIBILITIES AND FOLLOW UP CHINA TAX LAWS AND REGULATIONS.

十、**费用。**在交易完成之前，甲方对乙方的考察、审计、地值储量的核实，文件报批，差旅，人员工资等一系列费用均自行承担。BEFORE THE TRANSACTION COMPLETION, PARTY A'S DUE DILLIGENCES/ALL THE EXPENES WILL BE RESPONSIBLE BY PARTY A ITSELF.

十一、**资产所有权的归属。**在甲方支付乙方 3 亿人民币过程中（定金除外），其标的物资产按相应支付比例，将其股份转让给甲方。在甲方完全支付乙方后,同时乙方将产权转让给甲方。IN THE PROCESSING WHEN PARTY A PAY TO PARTY B FOR THE TOTAL 300 MILLION RMB'S PROCESSING: PARTY A PURCHASED PARTY B AND IT'S ASSETS: 3 MINES/MINERALS PROPERTIES/MINING LICENSES/EXPLORATIONS LICENSES WILL BE PROPTIONALLY TRANSFER THE " SHARES/OWNERSHIP" FROM PARTY B TO PARTY A; UPON THE PAYMENT COMPLETION: ALL 100% OWNERSHIP OF PARTY B/ IT'S ASSETS: 3 MINES/MINERALS PROPERTIES/MINING LICENSES/EXPLORATIONS LICENSES WILL BE FULLY LEGALLY TRANSFERRED TO PARTY A.

十 二 、 违 约 责 任 。 **NOT-FULFIL TERMS:**

RESPONSIBILITIES

甲方未如期履行 "**合作执行步骤**"中条款，本协议自行终止。乙方不退还甲方已支付给乙方的任何资金和股票。甲方也不得给乙方设置任何股票交易障碍。如果乙方未如期履行"**合作执行步骤**"中的条款，本协议自行终止，乙方必须退还甲方付给乙方的资金和股票，甲方有权利在法律上给乙方设置股票交易的障碍。

PARTY A: IF NOT FULFIL ITS RESPONSIBLITIES IN THIS ACQUISITION AGREEMENT (NO.4): THEN PARTY B CAN KEEP FOR THE 7 MILLIONS COMMON STOCKS SECURITIES DEPOSITS: PARTY A CAN'T LEGALLY STOP THE STOCKS BECOME FREE TRADING; IF PARTY B DID/DO NOT FOLLOW UP THE TERMS. THEN PARTY B HAS TO RETURN TO PARTY A FOR THE 7 MILLIONS COMMON STOCKS: PARTY A HAS LEGAL RIGHTS TO STOP/LEGALLY LOCK ALL THESE 7 MILLIONS COMMON STOCKS DESPOSIT AS : NON-TRADING/LEGAL RESTRICTION.

在双方合作期间以及合作后。甲乙双方如有违中国法律的行为，均自行承担法律责任。IN THE PROCEING, IF ANY PARTIES DID/DO NOT FOLLOW UP CHINA LAWS/REGULATIONS, EACH PARTY HAS TO TAKE ITS OWN RESPONSIBILITIES.

十三、争议仲裁。甲、乙双方如发生争议，由

北京市人民法院仲裁。ARBITRATION: IF THERE IS ANY DIPUTE, THE ARBITRATION WILL BE HOLD IN BEIJING COURT

十四、未尽事宜，双方协商解决。**ANY UN-DETERMINED TERMS, BOTH PARTIES CAN DISCUSSED TO RESOLVE.**

十五、本协议一式四份，双方各执两份。**THIS ACQUISITION PURCHASE AGREEMENT HAVE 4 ORIGINAL COPIES AND BOTH PARTY HAVE 2 ORIGINAL COPIES AGREEMENT.**

甲方：美国中华基金控股有限公司　　乙方：铜仁开宇矿业有限公司
PARTY A: (China Holdings, Inc.)　　PARTY B:

代表：CEO/JULIANNALU　　　　代表：CEO/LVBENHAI

AUTHORIZED SIGNED/SEALED　　　　AUTHORIZED SIGNED/SEALED

地址：101 Convention Center Drive, Suite700 Las vegas,NV89107-2001USA

地址：中国贵州省铜仁市坝黄镇
CHINA GUIZHOU TONG REN BAI HUANG ZHENG.

时间：2007 年 10 月 27 日　　　　时间：2007 年 10 月 27 日

DATE: OCT27 2007　　　　　　DATE: OCT27 2007